October 17, 2022

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	SomaLogic, Inc.

Post-Effective Amendment No. 3 to Registration Statement on Form S-1

Filed September 23, 2022

Commission File No. 333-259954

Dear Sir or Madam:

Reference is made to our letter, filed as correspondence via EDGAR on October 13, 2022, in which we requested the acceleration of the effective time of the above-referenced Registration Statement for 4:00 p.m., Eastern Time, on Monday, October 17, 2022, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective time. Thank you for your assistance in this matter.

Please contact Tyler F. Mark of Bryan Cave Leighton Paisner LLP, who can be reached at (303) 866-0238 or Tyler.Mark@bclplaw.com if you have any questions or concerns regarding this matter.

Thank you.

Very truly yours,

SOMALOGIC, INC.

By: /s/ Ruben Gutierrez

Name: Ruben Gutierrez

Title: General Counsel

cc:	Charles D. Maguire, Jr.
Tyler F. Mark
Bryan Cave Leighton Paisner LLP